Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership
Open Lending, LLC	Texas	100%
Lenders Protection, LLC	Delaware	100%
Insurance Administrative Services, LLC	Delaware	100%